SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 21, 2018
KT Corporation

By:	/s/ Seunghoon Chi

Name:	Seunghoon Chi

Title:	Vice President

By:	/s/ Youngkyoon Yun

Name:	Youngkyoon Yun

Title:	Director

Result of Disposal Treasury Shares

1. Information on disposal reporting

•	Relating Report Submission Date: May 3, 2018

•	Period of Disposal: May 14, 2018

•	Types and numbers of Disposal reporting shares: Registered common shares 3,192

2. Information on disposal

(Unit: KRW, Share)
Date	Types of shares	Numbers		Disposal price per share	Amount of disposal
		Ordered	Disposed
May 14, 2018	Common shares	3,192	3,192	27,300	87,141,600

*	Disposal price per share is the closing price of the disposal date (May 14, 2018).
*	Due to the over the counter trading, it does not go through a broker.

3. Matching the information on disposal against the information on disposal reporting

(Unit: Share)
Numbers of shares to be disposed		Numbers of disposal share		Match or not
Common shares	Other shares	Common shares	Other shares
3,192		3,192		Matching

4. Treasury Shares after the Disposal

(Unit: million KRW, Share)
Types of shares	Treasury Shares Under the Regulation of of Act 3 of Article 165			Treasury Shares Under the Trust contract of Act 3 of Article 165			Total
	Numbers	%	Amount	Numbers	%	Amount	Numbers	%	Amount
Common shares	16,011,561	6.13	852,938	—	—	—	16,011,561	6.13	852,938